UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

DIAGEO PLC
(Exact name of the registrant as specified in its charter)
England	1-10691	None
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	IRS Employer Identification No.

16 Great Marlborough Street London W1F 7HS, England	N/A
(Address of principal executive offices)	(Zip code)

James Edmunds	+44-20-8978-6000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
_ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period from January 1 to December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Diageo plc evaluated its current product lines to confirm whether tin, tungsten, tantalum and/or gold (“3TG”) are contained in and necessary to the functionality or production of certain products manufactured or contracted to be manufactured by Diageo plc, and determined that tin is currently applicable (the “Covered Products”). Following a good faith reasonable country of origin inquiry as required by Item 1.01(a) of Form SD (the “RCOI”) regarding the 3TG in the Covered Products, Diageo plc has no reason to believe that the 3TG in the Covered Products may have originated in the Democratic Republic of Congo or an adjoining country (as defined in paragraph (d)(1) of Item 1.01 of Form SD) (the “Covered Countries”). As a result, Diageo plc has disclosed below, the determination and described the RCOI that Diageo plc undertook in making such determination.

Conflict Minerals Disclosure

Determination

Following a good faith RCOI regarding the 3TG in the Covered Products, Diageo plc has determined that it has no reason to believe that the 3TG in the Covered Products may have originated in the Covered Countries.

Description and results of the RCOI

Diageo plc continued with the governance program in place in relation to conflict minerals (defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or certain of their derivatives (which are currently limited to tantalum, tin, and tungsten)) (“Conflict Minerals”), including the conflict minerals working group with representation from the procurement and legal functions of Diageo plc. At the direction of and under the supervision of the conflicts minerals working group, Diageo plc’s RCOI and due diligence processes were conducted in two phases, as outlined below.

Phase One: An internal assessment process was implemented with input from the Diageo supply, procurement and legal teams to identify all products manufactured or contracted to be manufactured by Diageo plc that may potentially contain Conflict Minerals. It was determined that 3TG was potentially necessary to the functionality or production of certain products manufactured by Diageo plc or contracted to be manufactured by Diageo plc.

Phase Two: For all products identified in phase one for which 3TG were potentially necessary to the functionality or production, Diageo plc conducted a RCOI by writing to the suppliers of the identified products, requesting confirmation on whether the identified products contained 3TG or not. Through this process, Diageo plc determined that tin was used in brass tubesheets and flanges for distilling equipment (sold to customers). For all products in scope, Diageo requested suppliers conduct an investigation into their supply chain and provide written representations confirming whether the 3TG may have originated in the Covered Countries, receiving a 100% response rate. As part of this RCOI, Diageo requested the suppliers to complete and return the Conflict-Free Sourcing Initiative ‘Conflict Minerals Reporting Template’ or otherwise certify in writing the contents and provenance of the supplied 3TG. Diageo plc received a 100% response rate in relation to products within scope. This phase enabled Diageo plc to obtain reliable evidence and representations in relation to the use of 3TG in calendar year 2024. These representations indicate that none of the conflict minerals originate in the Covered Countries. In the process of obtaining such representations and its due diligence process more generally, Diageo plc encountered no warning signs or circumstances suggesting otherwise.

Based on the good faith RCOI described above, Diageo plc has concluded that it has no reason to believe that the Conflict Minerals used in products manufactured or contracted to be manufactured by Diageo plc and necessary to their functionality or production may have originated in the Covered Countries.

A copy of Diageo plc’s Conflict Minerals Disclosure is publicly available at https://www.diageo.com/en/esg/sustainability/responsible-sourcing.

Section 2 – Resource Extraction Issuer Disclosure and Report

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2025	DIAGEO PLC

	By:	/s/ James Edmunds
	Name:	James Edmunds
	Title:	Deputy Company Secretary